Exhibit 11
Computation of Per Share Earnings

	Three Months Ended				Six Months Ended
	April 30,				April 30,
	2009		2008		2009		2008
(in thousands, except per share data)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income (loss)	$(281)	$(281)	$5,467	$5,467	$73	$73	$13,272	$13,272

Weighted-average shares Outstanding	6,421	6,421	6,410	6,410	6,421	6,421	6,410	6,410

Dilutive effect of stock options	—	—	—	34	—	9	—	32
	6,421	6,421	6,410	6,444	6,421	6,430	6,410	6,442

Income (loss) per common share	$(0.04)	$(0.04)	$0.85	$0.85	$0.01	$0.01	$2.07	$2.06